Clifton Star Resources Inc.

TSX VENTURE : CFO

FRANKFURT: C3T

October 28, 2011 16:31 ET

Clifton Star Resources Announces Management Changes and Update

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Oct. 28, 2011) - The Board of Directors of Clifton Star Resources Inc. (TSX VENTURE: CFO)(FRANKFURT:C3T) ("Clifton Star" or the "Corporation") is pleased to announce the appointment of Michel F. Bouchard to the positions of President and Chief Executive Officer of Clifton Star, effective November 7, 2011. Mr. Bouchard, who has been involved in the exploration, development and production aspects of the mining sector for over 30 years, brings a wealth of knowledge and experience to Clifton Star, and the required expertise to advance the Corporation's Duparquet Project. He has been a director and senior officer of several public companies in the mining sector. He holds a BSc and MSc in Geology, as well as an MBA. He is credited with the co-discovery of the Bouchard-Hebert Mine in north western Quebec. He has held Senior Executive positions at Aiguebelle Resources, Audrey Resources, Lyon Lake Mines, SOQUEM, Cadiscor and McWatters Mines; and most recently held the position of Vice President, Exploration and Development for North American Palladium Inc. and president of NAP Quebec Inc. Mr. Bouchard will join the Clifton Star Board of Directors as of November 7th.

The Corporation also wishes to report that it has engaged InnovExplo to prepare a comprehensive NI 43-101 report which will cover all of the contiguous properties which make up the Duparquet Project (including Beattie, Donchester, Central Duparquet, Dumico, and the Beattie Tailings Deposit). Although the timing of the release of InnovExplo's comprehensive report may not be guaranteed, it is expected in the spring of 2012.

As previously announced in the Corporation's June 17, 2011, news release, Mr. Harry Miller has decided not to seek an extension of his management contract, which is due to expire on December 31 of this year. Mr. Miller, who has resigned as President and CEO of the Corporation, as well as from the Board of Directors, both effective the close of business November 6, 2011 had agreed to assume the role of Senior Advisor and Corporate Secretary effective November 7, 2011, with a contract that expires on December 31, 2013. The Board wishes to thank Mr. Miller for his past service to the Corporation as Chairman, CEO and President and his invaluable contribution during that time which have allowed Clifton Star to be holding an interest in such a prospective property and to be in such an enviable financial position.

The Corporation further wishes to announce that Ross Glanville, BASc, P.Eng., MBA, has assumed the role of Chairman of the Board of the Corporation from Harry Miller. Mr. Glanville, who has been a director of the Corporation since January 2010, has over 35 years of experience in mining, exploration, finance, marketing, and management, and held senior executive positions with major and junior mining and consulting companies.

Mr. Philip Nolan will remain as director and become assistant-Secretary of the Corporation as of November 7, 2011.

The Corporation also wishes to report that Fred Archibald has resigned as both Vice-president Exploration and as a director of the Corporation. Although Mr. Archibald will continue to act as a consultant to the Corporation, and remains the Corporation's QP, the Board wishes to thank Mr. Archibald for his past service in his previous capacities.

The Corporation has recently filed on SEDAR a copy of the SGS Geostat ("SGS") NI 43-101 report on the Beattie portion of the Duparquet project, which report was reference in the Joint press release which the Corporation issued on June 13, 2011, with its then joint venture partner, Osisko Inc.

The Corporation also recently filed on SEDAR a copy of a Genivar Inc. NI 43-101 report (from August 2011) for the Duquesne property.

Clifton will also be filing a NI 43-101 report dealing with the Donchester portion of the Duparquet project in the coming weeks, which the Corporation believes is the additional report that will allow the BCSC to move toward revoking the cease trade order.

Notwithstanding the cease trade order, the Corporation, which is well financed (with approximately $15 million in cash and term deposits), has been conducting an active exploration program since the end of its joint venture with Osisko, including diamond drilling and metallurgical work. The Corporation will report results from these activities as they become available.

This news release has been reviewed by Fred Archibald, P.Geo., who is deemed to be a Qualified Person under NI 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

• Clifton Star Resources Inc.

Ross Glanville

Chairman of the Board

604 839-6927

www.cliftonstarresources.com